Filed by Waterstone Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Registration Statement No. 333-189160

Subject Company: Waterstone Financial, Inc.
File No. 000-51507

WATERSTONE FINANCIAL, INC. TO COMMENCE STOCK OFFERING

Wauwatosa, Wisconsin, November 14, 2013 — Waterstone Financial, Inc. (the “Company”) (NasdaqGS: WSBF), the holding company for WaterStone Bank SSB, announced today that Waterstone Financial, Inc., a newly formed corporation (“Waterstone”) that is the proposed successor holding company for WaterStone Bank SSB, is commencing its stock offering in connection with the Company’s previously announced plans to become a fully public company.

Waterstone is offering between 18,700,000 and 25,300,000 shares of common stock for sale at $10.00 per share, which represents the 73.5% ownership interest in the Company currently owned by Lamplighter Financial, MHC.  At the conclusion of the conversion and offering, each existing share of common stock held by the public stockholders of the Company will be exchanged for between 0.8111 and 1.0973 shares of Waterstone.  This exchange ratio, which will be determined at closing, ensures that the Company’s current public stockholders will maintain approximately the same aggregate percentage ownership interest in Waterstone that they had in the Company.  After the completion of the conversion and offering, Waterstone will be 100% owned by public stockholders and the Company and Lamplighter Financial, MHC will cease to exist.

On or about November 18, 2013, offering materials will be mailed to WaterStone Bank depositors eligible to purchase shares in the subscription offering, and proxy solicitation materials will be mailed to depositors and stockholders.  Shares of common stock not sold in the subscription offering will be available in a community offering to the general public, including stockholders of the Company.  The subscription and community offerings are expected to expire at 4:00 p.m., Eastern Time, on December 17, 2013.  Any shares not sold in the subscription and community offerings are expected to be sold in a syndicated or firm commitment underwritten offering.

Waterstone has established a Stock Information Center to handle inquiries of its depositors, stockholders and other prospective investors with respect to the subscription and community offerings.  Copies of the prospectus and order forms for ordering stock in the subscription and community offerings may only be obtained from the Stock Information Center.  The Stock Information Center’s telephone number is (414) 459-4700.  The Stock Information Center will open on Tuesday, November 19, 2013 and hours of operation will be from 10:00 a.m. to 4:00 p.m., Central Time, Monday through Friday.  The Stock Information Center will be closed from 12:00 noon Wednesday, November 27, 2013, through 12:00 noon Monday, December 2, 2013 in observance of the Thanksgiving holiday.

Sandler O’Neill & Partners, L.P. is assisting Waterstone in selling its common stock in the subscription and community offerings on a best efforts basis.

The completion of the conversion and offering is subject toselling a minimum of 18,700,000 shares in the offering, the receipt of all regulatory approvals and the approval of Waterstone Bank’s depositors and the Company’s stockholders.

This press release contains certain forward-looking statements about the conversion and reorganization.  Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts.  They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.”  Forward-looking statements, by their nature, are subject to risks and uncertainties.  Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the transactions contemplated by the Plan of Conversion and Reorganization, difficulties in selling the conversion stock or in selling the conversion stock within the expected time frame, increased competitive pressures, changes in the interest rate environment, general economic conditions or conditions within the securities markets, and legislative and regulatory changes that could adversely affect the business in which the Company and its subsidiaries are engaged.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission.  This press release is neither an offer to sell nor a solicitation of an offer to buy common stock.  The offer will be made only by means of the written prospectus forming part of the registration statement (and, in the case of the subscription offering, an accompanying stock order form).

The Company has filed a proxy statement/prospectus concerning the conversion with the Securities and Exchange Commission.  Stockholders of the Company are urged to read the proxy statement/prospectus because it contains important information.  Investors are able to obtain all documents filed with the Securities and Exchange Commission by the Company and Waterstone free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, documents filed with the Securities and Exchange Commission by the Company and Waterstone are available free of charge from the Corporate Secretary of the Company at 11200 West Plank Court, Wauwatosa, Wisconsin 53226, Attention: Corporate Secretary.

The directors, executive officers, and certain other members of management and employees of the Company are participants in the solicitation of proxies in favor of the conversion from the stockholders of the Company  Information about the directors and executive officers of the Company is included in the proxy statement/prospectus filed with the Securities and Exchange Commission.

The shares of common stock are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.